Filed with the Securities and Exchange
Commission on May 5,1999
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549




In the Matter of
                                                    CERTIFICATE
Conectiv and Atlantic City
Electric Company                                         OF

File No. 70-9331                                   NOTIFICATION

(Public Utility Holding Company Act of 1935)
                                               PURSUANT TO RULE 24







	This Certificate of Notification is filed by Conectiv, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and Atlantic City Electric Company ("ACE"),
 a New Jersey corporation and an operating public utility company, in connection with the Form U-1 Application/Declaration (File No. 70-9331) as
 amended, filed by Conectiv and ACE under the Act, requesting authority (1)
 under Sections 6(a), 7, 12(c) and 12(d) of the Act and Rules 43, 44, 51, 54,
 62 and 65 for ACE (a) to solicit proxies from the holders of its outstanding shares of preferred stock for use at a special meeting of its stockholders
 (the "Special Meeting") to be held on or about October 14, 1998 to consider a proposed amendment to ACE's Agreement of Merger dated May 24, 1949 as amended on April 8, 1952 (the "ACE Charter")and (b) to eliminate in its entirety Paragraph 7(B)(c) of Article III of the ACE Charter, a provision restricting the amount of securities representing unsecured indebtedness issuable by ACE (hereinafter, the "Proposed Amendment"); (2) under Sections
 9(a) and 10 and Rule 51 for Conectiv to purchase pursuant to tender offer, shares of ACE preferred Stock and (3) under Section 12(c) and Rules 42 and 43 thereunder, for ACE to reacquire the shares from Conectiv.  An order (the
 "Order")was issued by the Securities and Exchange Commission ("Commission")
 with respect to the proposed transactions on September 8, 1998.

	The following transactions for which authorization was requested in the Application/Declaration have been completed :

 1.	At the Special Meeting held on October 14, 1998, ACE's common and preferred shareholders approved the Proposed Amendment;

 2.	On November 2, 1998, ACE filed a Certificate of Amendment with the State
 of New Jersey, 	Department of Treasury, to remove in its entirety Paragraph
 (7)(B)(c) of Article III from the 	ACE Charter; and


 3.	Conectiv purchased the below-listed shares of ACE preferred stock.


Preferred Stock Series # of Shares Purchased Price ($) # of Shares Remaining

        4%                  52,732            81.60         24,268
        4.10%               51,496            83.50         20,504
        4.35%               11,898            88.60          3,102
        4.35% (2nd Series)  34,320            88.60          1,680
        4.75%               41,369            96.75          8,631
        5%                  45,880           100.00          4,120

 4.	Conectiv sold all repurchased shares of ACE preferred stock to ACE at the
 repurchase price plus 	expenses of sale.  ACE retired all of the
 repurchased shares.



	The foregoing transactions as described above and in the Application/ Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Order issued by the Commission with respect thereto.



                            S I G N A T U R E


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


                                               							CONECTIV


                                      							By:	/s/ Louis M. Walters
                                  							            Louis M. Walters
                                  							            Treasurer
Dated: May 5, 1999


                                            	ATLANTIC CITY ELECTRIC COMPANY

                                            	By:	/s/ Louis M. Walters
                                           		Treasurer and Assistant Secretary

Dated: May 5, 1999




EXHIBIT INDEX

F-1  	Opinion of Peter F. Clark, Esq.

F-2  	Opinion of Pamela D. Joseph, Esq.